UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Securities Exchange Act of 1934
Release No. 51059 / January 19, 2005

Admin. Proc. File No. 3-11761

In the Matter of ASSET EQUITY GROUP, INC., HOUSEHOLD DIRECT, INC., INTERNATIONAL BRANDS, INC., INTERSPACE ENTERPRISES, INC., JSJ CAPITAL II, INC., MEGA MICRO TECHNOLOGIES GROUP, INC., S D E HOLDINGS 2, INC., VERTICAL COMPUTER SYSTEMS, INC., and VSAT NET, INC., Respondent.	: : : : : : : : : : : :	ORDER MAKING FINDINGS AND REVOKING REGISTRATIONS BY DEFAULT AGAINST ASSET EQUITY GROUP, INC., HOUSEHOLD DIRECT, INC., INTERNATIONAL BRANDS, INC., INTERSPACE ENTERPRISES, INC., AND MEGA MICRO TECHNOLOGIES GROUP, INC.

The Securities and Exchange Commission (Commission) initiated this proceeding on December 1, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Vertical Computer Systems, Inc., filed an Answer on December 17, 2004. On January 7, 2005, the Commission issued orders settling the proceedings against Respondents JSJ Capital II, Inc., VSAT Net, Inc., and S D E Holdings 2, Inc. See Exchange Act Release Nos. 50989, 50990, 50991.

The Order Instituting Proceedings (OIP) was served on Respondents Asset Equity Group, Inc. (Asset Equity), on December 10, 2004; Household Direct, Inc. (Household Direct), on December 7, 2004; International Brands, Inc. (International Brands), on December 7, 2004; Interspace Enterprises, Inc. (Interspace Enterprises), on December 15, 2004; and Mega Micro Technologies Group, Inc. (Mega Micro), on December 8, 2004. Their Answers were due within ten days of service of the OIP. See 17 C.F.R. §§ 201.160(a), .220(b); OIP at 4. These five Respondents will be referred to collectively as the "Non-Answering Respondents."

On December 22, 2004, the Division of Enforcement (Division) filed Motions for Prehearing Conference, Entry of Order of Default, and for Leave to File Motion for Summary Disposition. On December 30, 2004, I issued an Order postponing the hearing and scheduling a prehearing conference for January 10, 2005. The Order also required Respondents Asset Equity, Household Direct, International Brands, Interspace Enterprises, and Mega Micro, to show cause by January 7, 2005, why they should not be held in default for failing to file Answers and why the registrations of their securities should not be revoked.

At the January 10, 2005, prehearing conference, I granted Household Direct and International Brands permission to file Answers by close of business on January 14, 2005. See also Asset Equity Group, Inc., Administrative Proc. 3-11761, Order Following Prehearing Conference (Jan. 12, 2005). At that time, I explained that default orders would be issued against Household Direct and International Brands if they failed to meet that deadline. To date, these Respondents have not filed Answers. Additionally, Respondents Asset Equity, Interspace Enterprises, and Mega Micro, have not filed Answers and did not appear at the January 10, 2005, prehearing conference.

The Non-Answering Respondents are in default for failing to file Answers. See 17 C.F.R. §§ 201.155(a), .220(f). Pursuant to Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true as to the Non-Answering Respondents.

Asset Equity (CIK 1099136), a Utah corporation, has a class of securities registered with the Commission under Exchange Act Section 12(g). Asset Equity is delinquent in its periodic filings, having last filed a periodic report for the period ending December 31, 2001, and it has a delinquent status with the Utah Secretary of State. Asset Equity became a Commission registrant through a reverse merger with Navitec Group, Inc. (Navitec), on February 4, 2000. Navitec registered its common stock with the Commission pursuant to Exchange Act Section 12(g) on November 22, 1999, and its registration statement identified Anthony N. DeMint (DeMint) as its president. Asset Equity reported assets of $842,235, liabilities of $2,832,442, and a loss on continuing operations of $3,236,842 for the fiscal year ending December 31, 2001. Asset Equity's stock (symbol "ASEQ") is quoted on the Pink Sheets.

Household Direct (CIK 1043884), a Delaware corporation, has a class of securities registered with the Commission under Exchange Act Section 12(g). Household Direct is delinquent in its periodic filings, having last filed a periodic report for the period ending March 31, 2002. Household Direct became a Commission registrant through a reverse merger with Cross Check Corp. ("Cross Check"), a Colorado shell corporation, on March 20, 2000. Cross Check registered its common stock with the Commission under Exchange Act Section 12(g) on December 27, 1999, and its registration statement identified Scott A. Deitler (Deitler) as its secretary. Household Direct reported assets of $79,081, liabilities of $2,722,175, and a net loss of $373,032 for the quarter ending March 31, 2002. Household Direct's stock (symbol "BYIT") is traded on the over-the-counter market.

International Brands (CIK 1099139) is a Nevada corporation and the last known company headquarters was located in San Diego, California. International Brands has a class of securities registered with the Commission under Exchange Act Section 12(g). International Brands is delinquent in its periodic filings, having last filed a periodic report for the period ending December 31, 2000, and it has a delinquent status with the Nevada Secretary of State. International Brands became a Commission registrant through a reverse merger with Tele Special.Com, Inc. ("TeleSpecial"), on January 12, 2000. TeleSpecial registered its common stock with the Commission under Exchange Act Section 12(g) on November 19, 1999, and its registration statement identified DeMint as its president. International Brands reported assets of $3,836,521, liabilities of $8,171,653, and a loss of $17,476,876 for the fiscal year ending December 31, 2000. International Brand's stock (symbol "INBR") is quoted on the Pink Sheets.

Interspace Enterprises (CIK 1098331), a Colorado corporation, has a class of securities registered with the Commission under Exchange Act Section 12(g). Interspace Enterprises is delinquent in its periodic filings, having last filed a periodic report for the period ending September 30, 2002, and it has a delinquent status with the Colorado

Secretary of State. Interspace Enterprises became a Commission registrant through a reverse merger with Marathon Marketing, Inc. (Marathon), a Colorado shell corporation, on April 17, 2000. Marathon registered its common stock with the Commission under Exchange Act Section 12(g) on December 10, 1999, and its registration statement identified Deitler as its president. Interspace Enterprises reported assets of $42,897, liabilities of $977,249, and a net loss of $945,133 for the nine months ending September 30, 2002. Interspace Enterprises's common stock (symbol "ITET") is quoted on the Pink Sheets.

Mega Micro (CIK 1112481), formerly known as TourPro Golf, Inc. (CIK 1099138), a Nevada corporation, has a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Mega Micro is delinquent in its periodic filings, having last filed a periodic report for the period ending December 31, 2000, and it has a revoked status with the Nevada Secretary of State. Mega Micro became a Commission registrant through a reverse merger with TourPro Golf, Inc. ("TourPro"), on April 27, 2000, as reported in its Form 8-K12G3 filed on April 28, 2000. TourPro registered its common stock with the Commission under Exchange Act Section 12(g) on December 20, 1999. TourPro's registration statement identifies DeMint as its president. Mega Micro reported assets of $993,117, liabilities of $1,930,866, and a net loss of $1,968,701 for the fiscal year ending December 31, 2000. Mega Micro's stock (symbol "MGGA") trades on the over-the-counter market. On August 7, 2001, Mega Micro filed for bankruptcy under Chapter 7 of the United States Bankruptcy Code. As of October 25, 2004, the case was still open and the bankruptcy court's website listed the status as "awaiting closing."

The Non-Answering Respondents are delinquent in their periodic filings and have repeatedly failed to meet their obligations to file timely periodic quarterly and annual reports. Further, the Non-Answering Respondents have either failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with periodic filing obligations, or failed to maintain a valid address on file with the Commission and did not receive such letters.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 to file timely periodic reports with the Commission, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result of the foregoing, the Non-Answering Respondents have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In view of the foregoing, I find that it is necessary and appropriate for the protection of investors to revoke the registrations of the securities of the Non-Answering Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of the securities of Respondents Asset Equity Group, Inc., Household Direct, Inc., International Brands, Inc., Interspace Enterprises, Inc., and Mega Micro Technologies Group, Inc., are hereby REVOKED.

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Lillian A. McEwen
Administrative Law Judge